


SEC MAIL
RECEIVED
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AUG 29 2005
WASH., D.C.
209
SECTION


05043203

UF 9-1-05

UN
SECURITIES ANI
Washi

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ANNUAL A... REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-04 (MM/DD/YY) AND ENDING 06-30-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED SECURITY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1428 BRICKELL AVENUE #105

(No. and Street)

MIAMI, FLORIDA 33131

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENN L HALPRYN 305 371-4112

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FISKE & COMPANY CPA'S

(Name – *if individual, state last, first, middle name*)

1000 S PINE ISLAND RD #440, PLANTATION, FL 33324

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 2 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 9/1/05

United Security Corporation
Financial Statements, Supplemental Information
and
Independent Auditors' Report
Year Ended June 30, 2005

United Security Corporation

Index



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

Stockholders and Directors
United Security Corporation
Miami, Florida

We have audited the accompanying statement of financial condition of United Security Corporation as of June 30, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Security Corporation at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fiske + Company

Fiske & Company
Plantation, Florida
August 18, 2005

Members of: American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants

The Royal Palm Building
1000 S. Pine Island Road, Suite 440 • Plantation, Florida 33324-3904
(954) 236-8600 • Facsimile (954) 236-8603
Website: http://www.fiskeco.com • Email: fiske@fiskeco.com

United Security Corporation
Statement of Financial Condition
June 30, 2005

Assets

Cash and cash equivalents	$ 8,941
Prepaid expenses	946
Total assets	$ 9,887

Liabilities and Stockholders' Equity

Aggregate indebtedness:	
Accounts payable	$ 933
Stockholders' equity:	
Common stock, $1par value; 500 shares authorized; issued and outstanding	500
Additional paid-in capital	140,150
Accumulated deficit	(131,696)
Total stockholders' equity	8,954
Total liabilities and stockholders' equity	$ 9,887

The accompanying notes are an integral part of these financial statements.

United Security Corporation
Statement of Operations
For the Year Ended June 30, 2005

Commission income	$	640
Administrative and general expenses		9,586
Net loss	$	(8,946)

The accompanying notes are an integral part of these financial statements.

United Security Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2005

	Common Stock	Additional paid-in capital	Accumulated deficit	Total
Balance, June 30, 2004	$ 500	$ 130,068	$ (122,750)	$ 7,818
Capital contribution		10,082		10,082
Net loss			(8,946)	(8,946)
Balance, June 30, 2005	$ 500	$ 140,150	$ (131,696)	$ 8,954

The accompanying notes are an integral part of these financial statements.

United Security Corporation
Statement of Cash Flows
For the Year Ended June 30, 2005

Cash flows from operating activities:	
Net loss	$ (8,946)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in receivable from broker	134
(Increase) in prepaid expenses	(113)
Net cash used in operating activities	(8,925)
Cash flows from financing activities:	
Capital contribution	10,082
Net cash provided by financing activities	10,082
Net decrease in cash and cash equivalents	1,157
Cash and cash equivalents, June 30, 2004	7,784
Cash and cash equivalents, June 30, 2005	$ 8,941

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Florida Division of Securities as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company is a Florida corporation.

NET CAPITAL

The Company is subject to the uniform "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's minimum net capital and "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At June 30, 2005, the Company's "Net Capital" was $8,008 and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 12%.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - INCOME TAXES

The Company has a net deferred tax asset resulting from Federal and State net operating loss carry forwards. The deferred tax assets and the valuation allowance are as follows:

Federal deferred tax asset	$13,102
State deferred tax asset	5,251
Valuation allowance	(18,353)
	$ -0 -

The valuation allowance increased $1,521 in 2005.

NOTE 2 - INCOME TAXES (Continued)

The Company has net operating loss carry forwards of approximately $80,485, which are available to offset future taxable income. The carry forwards will expire as follows:

Year	Amount
2007	$9,020
2008	8,730
2009	2,230
2012	11,880
2013	6,830
2014	11,910
2015	6,356
2016	4,772
2017	8,874
2018	7,969
2019	5,744
2020	8,946
	$95,175

NOTE 3 - CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

United Security Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2005

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$	8,954
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		8,954
Non-allowable assets		(946)
Net capital before haircuts on securities positions		8,008
Haircuts on securities		-
Net capital	$	8,008
Aggregate Indebtedness		
Due To Client	$	933
Total Aggregate Indebtedness	$	933
Computation of basic net capital requirement		
Minimum net capital requirement at 1,500 percent	$	62
Net capital requirement per agreement with NASD	$	5,000
Excess net capital	$	3,008
Excess net capital at 1,500 percent	$	7,946
Excess net capital at 1,000 percent	$	7,915
Ratio of aggregate indebtedness to net capital		12%

See the accompanying independent auditor's report

United Security Corporation
Supplementary Information (continued)
June 30, 2005

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company will be exempt under Section (k)(2)(b) of the rule. All customer transactions will be cleared through another broker-dealer on a fully-disclosed basis.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at June 30, 2005, are as follows:

Balance, beginning of period	$ -
Increases	-
Decreases	-
Balance, end of period	$ -

SIPC SUPPLEMENTAL REPORTS

The Company is not required to file a SIPC Supplemental Report pursuant to Rule 17A-5(e)(4) since its gross revenue is less than $500,000.

See the accompanying independent auditor's report

Supplementary Information

FISKE
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
United Security Corporation
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of United Security Corporation (The Company), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Members of: American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants

The Royal Palm Building
1000 S. Pine Island Road, Suite 440 • Plantation, Florida 33324-3904
(954) 236-8600 • Facsimile (954) 236-8603
Website: http://www.fiskeco.com • Email: fiske@fiskeco.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fiske & Company

Fiske & Company
Plantation, Florida
August 18, 2005